Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2018.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2018.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the term “BBAM” refers to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; and (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of the date specified.

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PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT SEPTEMBER 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (AUDITED)

(Dollars in thousands, except par value data)

	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$432,747	$180,211
Restricted cash and cash equivalents	88,857	100,869
Rent receivables	15,625	9,307
Investment in finance lease, net	11,941	12,822
Flight equipment held for sale, net	152,794	259,644
Flight equipment held for operating lease, net	2,752,831	3,228,018
Maintenance rights	256,404	298,207
Deferred tax asset, net	17,552	6,505
Fair value of derivative assets	6,656	5,929
Other assets, net	134,207	124,960
Total assets	$3,869,614	$4,226,472

Liabilities
Accounts payable and accrued liabilities	$35,202	$23,146
Rentals received in advance	15,434	21,322
Payable to related parties	7,038	4,462
Security deposits	46,324	60,097
Maintenance payment liability, net	252,099	292,586
Unsecured borrowings, net	618,971	617,664
Secured borrowings, net	1,915,435	2,379,869
Deferred tax liability, net	59,256	36,256
Fair value of derivative liabilities	37,618	8,558
Other liabilities	83,465	80,402
Total liabilities	3,070,842	3,524,362

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,898,410 and 32,650,019 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	31	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	516,255	549,123
Retained earnings	305,234	154,347
Accumulated other comprehensive loss, net	(22,748)	(1,393)
Total shareholders’ equity	798,772	702,110
Total liabilities and shareholders’ equity	$3,869,614	$4,226,472

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

(Dollars in thousands, except per share data)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Revenues
Operating lease revenue	$94,706	$99,347	$328,581	$285,747
Finance lease revenue	153	167	469	512
Equity earnings (loss) from unconsolidated subsidiary	2,617	136	2,727	(110)
Gain on sale of aircraft	38,934	2,579	82,632	5,524
Interest and other income	2,624	2,337	6,361	4,321
Total revenues	139,034	104,566	420,770	295,994
Expenses
Depreciation	33,881	36,569	108,769	104,197
Interest expense	33,580	37,472	107,198	104,039
Selling, general and administrative	8,013	7,719	26,173	22,698
Loss (gain) on derivatives	2,537	(2,095)	2,809	(2,615)
Loss on extinguishment of debt	1,620	560	5,330	1,458
Maintenance and other costs	623	323	2,846	2,037
Total expenses	80,254	80,548	253,125	231,814
Net income before provision for income taxes	58,780	24,018	167,645	64,180
Provision for income taxes	7,076	3,278	16,926	9,466
Net income	$51,704	$20,740	$150,719	$54,714

Weighted average number of shares:
Basic	30,873,297	30,302,193	31,846,836	28,764,793
Diluted	30,987,394	30,381,248	31,954,204	28,818,464
Earnings per share:
Basic	$1.67	$0.68	$4.73	$1.90
Diluted	$1.67	$0.68	$4.72	$1.90

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)

(Dollars in thousands)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Net income	$51,704	$20,740	$150,719	$54,714
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax(1)	(2,917)	2,624	(23,968)	11,425
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax(2)	2,117	1,035	2,781	2,799
Comprehensive income	$50,904	$24,399	$129,532	$68,938

(1)
The associated deferred tax benefit was $0.5 million and $4.4 million for the three and nine months ended September 30, 2019, respectively. The associated deferred tax expense was $0.3 million and $1.5 million for the three and nine months ended September 30, 2018, respectively.

(2)
The associated deferred tax expense was $0.3 million and $0.4 million for the three and nine months ended September 30, 2019, respectively. The associated deferred tax expense was $0.1 million and $0.2 million for the three and nine months ended September 30, 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss, net	Equity
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $0.1 million	—	—	—	—	—	168	(168)	—
Adjusted balance January 1, 2019	100	—	32,650,019	33	549,123	154,515	(1,561)	702,110
Shares repurchased	—	—	(197,592)	(1)	(2,694)	—	—	(2,695)
Net income	—	—	—	—	—	44,965	—	44,965
Net change in the fair value of derivatives, net of deferred tax of $1.3 million(1)	—	—	—	—	—	—	(6,938)	(6,938)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $37,000(1)	—	—	—	—	—	—	461	461
Balance March 31, 2019	100	—	32,452,427	32	546,429	199,480	(8,038)	737,903
Shares issued in connection with SARs exercised	—	—	56,218	—	—	—	—	—
Shares repurchased	—	—	(1,470,353)	(1)	(24,379)	—	—	(24,380)
Net income	—	—	—	—	—	54,050	—	54,050
Net change in the fair value of derivatives, net of deferred tax of $2.5 million(1)	—	—	—	—	—	—	(14,113)	(14,113)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million(1)	—	—	—	—	—	—	203	203
Balance June 30, 2019	100	$—	31,038,292	$31	$522,050	$253,530	$(21,948)	$753,663
Shares issued in connection with SARs exercised	—	—	202,610	—	—	—	—	—
Shares repurchased	—	—	(342,492)	—	(5,795)	—	—	(5,795)
Net income	—	—	—	—	—	51,704	—	51,704
Net change in the fair value of derivatives, net of deferred tax of $0.5 million(1)	—	—	—	—	—	—	(2,917)	(2,917)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.3 million(1)	—	—	—	—	—	—	2,117	2,117
Balance September 30, 2019	100	$—	30,898,410	$31	$516,255	$305,234	$(22,748)	$798,772

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Net income	—	—	—	—	—	9,630	—	9,630
Net change in the fair value of derivatives, net of deferred tax of $0.2 million(1)	—	—	—	—	—	—	1,451	1,451
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million(1)	—	—	—	—	—	—	722	722
Balance March 31, 2018	100	—	27,983,352	28	479,637	78,254	(2,407)	555,512
Net income	—	—	—	—	—	24,344	—	24,344
Net change in the fair value of derivatives, net of deferred tax of $1.0 million(1)	—	—	—	—	—	—	7,350	7,350
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million(1)	—	—	—	—	—	—	1,042	1,042
Balance June 30, 2018	100	$—	27,983,352	$28	$479,637	$102,598	$5,985	$588,248
Shares issued in connection with AirAsia transactions	—	—	4,666,667	5	69,486	—	—	69,491
Net income	—	—	—	—	—	20,740	—	20,740
Net change in the fair value of derivatives, net of deferred tax of $0.3 million(1)	—	—	—	—	—	—	2,624	2,624
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million(1)	—	—	—	—	—	—	1,035	1,035
Balance September 30, 2018	100	$—	32,650,019	$33	$549,123	$123,338	$9,644	$682,138

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018 (UNAUDITED)
(Dollars in thousands)

	Nine months ended
	September 30, 2019	September 30, 2018
Cash Flows from Operating Activities
Net income	$150,719	$54,714
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(469)	(512)
Equity (earnings) loss from unconsolidated subsidiary	(2,727)	110
Gain on sale of aircraft	(82,632)	(5,524)
Depreciation	108,769	104,197
Amortization of debt discounts and debt issuance costs	7,786	6,399
Amortization of other comprehensive income into interest expense	—	3,026
Amortization of lease incentives and other items	4,843	8,374
Loss on extinguishment of debt	5,330	1,458
Unrealized foreign exchange gain	(449)	(481)
Provision for deferred income taxes	15,963	9,637
Loss (gain) on derivative instruments	3,312	(4,847)
Security deposits and maintenance payment liability recognized into earnings	(26,145)	(11,846)
Distributions from unconsolidated subsidiary	2,727	2,075
Cash receipts from maintenance rights	1,741	3,013
Changes in operating assets and liabilities:
Rent receivables	(10,995)	(5,665)
Other assets	(2,553)	(3,835)
Payable to related parties	2,576	(11,159)
Accounts payable, accrued liabilities and other liabilities	12,468	20,161
Net cash flows provided by operating activities	190,264	169,295
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	2,639	1,874
Rent received from finance lease	1,350	1,350
Net payments for derivative settlements	(512)	—
Investment income from equity certificates	934	—
Purchase of equity certificates	(7,425)	—
Purchase of flight equipment	(114,826)	(617,370)
Deposit on aircraft purchases	—	(299,945)
Proceeds from sale of aircraft, net	651,488	113,829
Capitalized interest on Portfolio B orderbook	(3,671)	—
Payments for aircraft improvement	(3,059)	(170)
Payments for lessor maintenance obligations	(1,843)	(8,229)
Net cash flows provided by (used in) investing activities	525,075	(808,661)
Cash Flows from Financing Activities
Security deposits received	1,169	10,907
Security deposits returned	(1,546)	(6,224)
Maintenance payment liability receipts	48,631	59,611
Maintenance payment liability disbursements	(14,975)	(8,902)
Net swap termination proceeds	—	1,136
Debt extinguishment costs	(194)	436
Debt issuance costs	(342)	(2,216)
Proceeds from secured borrowings	—	705,201
Repayment of secured borrowings	(474,659)	(328,595)
Net proceeds from issuance of shares	—	19,394
Shares repurchased	(32,844)	—
Net cash flows (used in) provided by financing activities	(474,760)	450,748

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	Nine months ended
	September 30, 2019	September 30, 2018
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$(55)	$(61)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	240,524	(188,679)
Unrestricted and restricted cash and cash equivalents at beginning of period	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of period	$521,604	$268,136

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$432,747	$180,078
Restricted cash and cash equivalents	88,857	88,058
Unrestricted and restricted cash and cash equivalents	$521,604	$268,136

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2019 (unaudited)

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 (the “2018 Annual Report”). The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. The FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

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In July 2018, the FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allow lessors to elect not to separate lease and associated non-lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The Company adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which does not require the Company to restate comparative periods. Accordingly, the adoption did not result in any adjustment to the Company’s consolidated balance sheets, results of operations or cash flows.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The Company adopted the guidance effective January 1, 2019. The adoption of the standard did not have a material effect on the Company’s consolidated balance sheets, results of operations or cash flows.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends its guidance on the impairment of financial instruments. The standard adds to U.S. GAAP an impairment model, known as the current expected credit loss model, that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes its estimate of lifetime expected credit losses as an allowance for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, investment in finance leases and off-balance sheet credit exposures. The FASB believes the new accounting standard will result in more timely recognition of losses. The standard is applied on a modified retrospective approach. ASU 2016-13 does not apply to operating lease receivables. The standard will be effective for fiscal years (including interim periods) beginning after December 15, 2019. The Company is evaluating the impact of adopting ASU 2016-13.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 will be effective for fiscal years (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. The Company is currently evaluating the impact of ASU 2018-13 and will adopt the guidance effective January 1, 2020.

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3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2019	September 30, 2018
	(Dollars in thousands)
Cash paid during the period for:
Interest	$88,043	$81,947
Taxes	163	3,893
Noncash Activities:
Security deposits applied to rent receivables	3,224	—
Maintenance payment liability applied to rent receivables, maintenance rights and other liabilities	4,088	7,574
Other liabilities applied to maintenance payment liability and security deposits	2,457	1,140
Noncash investing activities:
Aircraft improvement	4,940	8,257
Noncash activities in connection with purchase of flight equipment	11,807	75,638
Noncash activities in connection with sale of flight equipment	15,711	2,693

4. INVESTMENT IN FINANCE LEASE

At September 30, 2019 and December 31, 2018, the Company had one investment in finance lease, which had an implicit interest rate of 5%. During each of the three months ended September 30, 2019 and 2018, the Company recognized finance lease revenue totaling $0.2 million. During each of the nine months ended September 30, 2019 and 2018, the Company recognized finance lease revenue totaling $0.5 million.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	September 30, 2019	December 31, 2018
Total minimum lease payments receivable	$10,050	$11,400
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(2,336)	(2,805)
Net Investment in Finance Lease	$11,941	$12,822

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of September 30, 2019.

(Dollars in thousands)
October 1 through December 31, 2019	$450
Year ending December 31,
2020	1,800
2021	1,800
2022	1,800
2023	1,800
2024	1,800
Thereafter	600
Future minimum rental payments under finance lease	$10,050

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Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2018.

Year ending December 31,	(Dollars in thousands)
2019	$1,800
2020	1,800
2021	1,800
2022	1,800
2023	1,800
Thereafter	2,400
Future minimum rental payments under finance lease	$11,400

5. FLIGHT EQUIPMENT HELD FOR SALE

At December 31, 2018, the Company had 12 aircraft classified as flight equipment held for sale, including nine aircraft contracted to be sold to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon I”) and three aircraft contracted to be sold to another third party. The Company sold these aircraft during the nine months ended September 30, 2019.

On July 2, 2019, the Company agreed to sell 12 aircraft to Horizon Aircraft Finance II Limited and Horizon Aircraft Finance II LLC (together, “Horizon II”) for an aggregate base purchase price of approximately $359.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon II Transaction”). The Company classified these aircraft as flight equipment held for sale as of June 30, 2019. The Company delivered seven of these aircraft to Horizon II during the third quarter of 2019 and four additional aircraft subsequent to September 30, 2019. The Company expects to deliver the last aircraft during the fourth quarter of 2019.

During the third quarter of 2019, the Company agreed to sell one additional aircraft and classified this aircraft as flight equipment held for sale. At September 30, 2019, the Company had a total of six aircraft classified as flight equipment held for sale.

During the nine months ended September 30, 2019, the Company sold a total of 19 aircraft that had been classified as held for sale and recognized an aggregate gain on sale of aircraft of $67.8 million.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of September 30, 2019, the Company had 84 aircraft and seven engines held for operating lease on lease to 40 lessees in 21 countries, and one aircraft off-lease. As of December 31, 2018, the Company had 100 aircraft and seven engines held for operating lease on lease to 43 lessees in 24 countries.

During the nine months ended September 30, 2019, the Company capitalized $89.8 million of flight equipment purchased. During the nine months ended September 30, 2018, the Company capitalized $693.0 million of flight equipment purchased.

During the nine months ended September 30, 2019, the Company sold six aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $14.8 million. During the nine months ended September 30, 2018, the Company sold three aircraft held for operating lease and recognized an aggregate gain on sale of aircraft of $5.5 million.

No aircraft impairment was recognized during the nine months ended September 30, 2019 or 2018.

Flight equipment held for operating lease, net, consists of the following (dollars in thousands):

	September 30, 2019	December 31, 2018
Cost	$3,437,466	$3,900,938
Accumulated depreciation	(684,635)	(672,920)
Flight equipment held for operating lease, net	$2,752,831	$3,228,018

The Company capitalized $8.0 million and $8.4 million of major maintenance expenditures for the nine months ended September 30, 2019 and 2018, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

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The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	September 30, 2019		December 31, 2018
Europe:
Spain	$163,253	6%	$168,534	5%
United Kingdom	138,820	5%	169,763	5%
Other	219,929	8%	265,554	9%
Europe — Total	522,002	19%	603,851	19%

Asia and South Pacific:
India	573,904	21%	690,193	21%
Malaysia	392,603	14%	394,441	12%
Philippines	267,693	10%	276,237	9%
Indonesia	222,507	8%	296,390	9%
China	170,893	6%	177,393	5%
Thailand	17,166	1%	126,347	4%
Other	36,491	1%	34,983	2%
Asia and South Pacific — Total	1,681,257	61%	1,995,984	62%

Mexico, South and Central America — Total	38,280	1%	58,202	2%

North America:
United States	120,733	4%	126,498	4%
Other	24,603	1%	49,320	1%
North America — Total	145,336	5%	175,818	5%

Middle East and Africa:
Ethiopia	305,557	11%	312,977	10%
Other	22,007	1%	81,186	2%
Middle East and Africa — Total	327,564	12%	394,163	12%
Off-lease	38,392	2%	—	—
Total flight equipment held for operating lease, net	$2,752,831	100%	$3,228,018	100%

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The distribution of operating lease revenue by geographic region for the three months ended September 30, 2019 and 2018 is as follows (dollars in thousands):

	Three months ended
	September 30, 2019		September 30, 2018
Europe:
Spain	$4,344	5%	$4,344	4%
United Kingdom	6,833	7%	8,098	8%
Other	8,439	9%	10,437	11%
Europe — Total	19,616	21%	22,879	23%

Asia and South Pacific:
India	19,660	21%	18,549	19%
Malaysia	13,714	14%	6,975	7%
Philippines	8,518	9%	9,589	10%
Indonesia	7,545	8%	7,433	7%
China	5,650	6%	5,652	6%
Thailand	3,074	3%	5,301	5%
Other	607	1%	668	1%
Asia and South Pacific — Total	58,768	62%	54,167	55%

Mexico, South and Central America — Total	1,036	1%	2,157	2%

North America:
United States	4,103	4%	7,266	7%
Other	1,054	1%	1,559	2%
North America — Total	5,157	5%	8,825	9%

Middle East and Africa:
Ethiopia	7,505	8%	7,504	8%
Other	2,624	3%	3,815	3%
Middle East and Africa — Total	10,129	11%	11,319	11%
Total Operating Lease Revenue	$94,706	100%	$99,347	100%

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The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2019 and 2018 is as follows (dollars in thousands):

	Nine months ended
	September 30, 2019		September 30, 2018
Europe:
Spain	$13,034	4%	$12,922	5%
United Kingdom	26,146	8%	23,222	8%
Other	26,197	8%	32,590	11%
Europe — Total	65,377	20%	68,734	24%

Asia and South Pacific:
India	85,015	26%	66,353	23%
Malaysia	40,847	12%	13,128	5%
Philippines	25,816	8%	24,973	8%
Indonesia	26,101	8%	21,598	8%
China	18,221	6%	16,958	6%
Thailand	13,253	4%	7,224	3%
Other	2,389	1%	2,759	1%
Asia and South Pacific — Total	211,642	65%	152,993	54%

Mexico, South and Central America — Total	4,391	1%	9,325	3%

North America:
United States	12,263	4%	16,075	6%
Other	4,177	1%	4,682	1%
North America — Total	16,440	5%	20,757	7%

Middle East and Africa:
Ethiopia	22,514	7%	22,514	8%
Other	8,217	2%	11,424	4%
Middle East and Africa — Total	30,731	9%	33,938	12%
Total Operating Lease Revenue	$328,581	100%	$285,747	100%

In the nine months ended September 30, 2019, the Company did not have any customers that accounted for 10% or more of total operating lease revenue. In each of the three months ended September 30, 2019 and 2018, and in the nine months ended September 30, 2018, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

As of September 30, 2019, the Company had two lessees, which leased a total of three aircraft, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees’ payment history. During the three and nine months ended September 30, 2019, the Company recognized $2.6 million and $9.0 million, respectively, of operating lease revenue from these lessees. As of September 30, 2018, there were no lessees on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three and nine months ended September 30, 2019 and 2018 are as follows (dollars in thousands):

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(Dollars in thousands)
End of lease income	$—	$3,072	$30,387	$16,069
Amortization of lease incentives	(1,402)	(2,480)	(4,353)	(7,124)

As of September 30, 2019 and December 31, 2018, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.0 years and 5.9 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

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The Company receives lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

For the three months ended September 30, 2019, the Company recognized $96.1 million of operating lease rental revenue, $16.8 million of which was from leases with variable rates. For the nine months ended September 30, 2019, the Company recognized $302.5 million of operating lease rental revenue, $54.9 million of which was from leases with variable rates. Variable rates are rents that reset based on changes in LIBOR. Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease, as of September 30, 2019. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of September 30, 2019 is held constant for the duration of the lease.

(Dollars in thousands)
October 1 through December 31, 2019	$83,271
Year ending December 31,
2020	309,754
2021	270,588
2022	223,538
2023	181,768
2024	167,551
Thereafter	384,096
Future minimum rental payments under operating leases	$1,620,566

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease, as of December 31, 2018. For leases that have floating rental rates, the future minimum rental payments assume that LIBOR as of December 31, 2018 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2019	$403,535
2020	372,432
2021	323,232
2022	272,427
2023	227,535
Thereafter	661,006
Future minimum rental payments under operating leases	$2,260,167

7. MAINTENANCE RIGHTS

Changes in maintenance right assets during the nine months ended September 30, 2019 and 2018 are as follows (dollars in thousands):

	Nine months ended
	September 30, 2019	September 30, 2018
Maintenance rights, beginning balance	$298,207	$131,299
Acquisitions	36,798	152,930
Capitalized to aircraft improvements	(3,661)	(8,209)
Maintenance rights settled with retained maintenance payments	—	(2,369)
Cash receipts from maintenance rights	(1,741)	(3,013)
Maintenance rights associated with aircraft sold	(73,199)	—
Maintenance rights, ending balance	$256,404	$270,638

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8. UNSECURED BORROWINGS

	Balance as of
	September 30, 2019	December 31, 2018
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(6,029)	(7,336)
Unsecured borrowings, net	$618,971	$617,664

On October 3, 2014, Fly sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, Fly sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of Fly and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of Fly. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of September 30, 2019 and December 31, 2018, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of September 30, 2019, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly’s unsecured borrowings, refer to Note 9 of the 2018 Annual Report.

9. SECURED BORROWINGS

The Company’s secured borrowings, net as of September 30, 2019 and December 31, 2018 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	September 30, 2019(2)	December 31, 2018(2)	September 30, 2019	December 31, 2018	Maturity date
Securitization Notes	$—	$85,584	—	3.08%	–
Nord LB Facility	98,282	108,882	3.88%	4.29%	January 2020
Term Loan	390,965	407,768	4.51%	5.17%	February 2023
Magellan Acquisition Limited Facility	285,320	305,226	4.14%	4.18%	December 2025
Fly Acquisition III Facility(3)	100,157	190,457	4.45%	4.10%	–
Fly Aladdin Acquisition Facility	307,885	467,179	4.78%	4.59%	June 2023
Fly Aladdin Engine Funding Facility	42,719	43,829	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	715,975	807,882	4.28%	4.44%	December 2020 – June 2028
Total outstanding principal balance	1,941,303	2,416,807
Unamortized debt discounts and loan costs	(25,868)	(36,938)
Total secured borrowings, net	$1,915,435	$2,379,869

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of September 30, 2019 and December 31, 2018, accrued interest on secured borrowings totaled $11.4 million and $10.9 million, respectively.
(3)	The Fly Acquisition III Facility was repaid in October 2019.

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The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of September 30, 2019, the Company was not in default under any of its secured borrowings.

For more information about the Company’s secured borrowings, refer to Note 10 of the 2018 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed in full its outstanding aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount of $63.8 million. The redemption price and accrued interest on the Securitization Notes were paid in full satisfaction thereof. In connection with the redemption, the Company expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of September 30, 2019, the Company had $98.3 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85%. The Nord LB Facility matures on January 14, 2020, and the Company is in discussions with the lender to extend the maturity date.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of September 30, 2019, the Company had $391.0 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 31 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

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Magellan Acquisition Limited Facility

As of September 30, 2019, the Company had $285.3 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by eight aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

As of September 30, 2019, the Company had $100.2 million principal amount outstanding under its credit facility (the “Fly Acquisition III Facility”), which was secured by five aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The Company paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments from February 26, 2016 until February 26, 2019. The facility had a maturity date of February 26, 2022 and all payments were guaranteed by Fly. On October 22, 2019, the Company repaid in full the outstanding principal balance under the Fly Acquisition III Facility.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility.

Fly Aladdin Acquisition Facility

As of September 30, 2019, the Company had an aggregate of $307.9 million principal amount outstanding of Series B loans under its term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 17 aircraft. Series B loans have a final maturity date of June 15, 2023. During the nine months ended September 30, 2019, the Company repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.0 million of debt extinguishment costs.

The interest rate on Series A loans was based on three-month LIBOR, plus an applicable margin of 1.50% per annum. The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The Company makes scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a specified debt service coverage ratio, and an initial loan-to-value ratio equal to 72.5% based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers. A violation of any of these covenants could result in an event of default under the facility. Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the loan-to-value ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured.

Fly Aladdin Engine Funding Facility

As of September 30, 2019, the Company had $42.7 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

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The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2019, the Company had $716.0 million principal amount outstanding of other aircraft secured borrowings, which were secured by 15 aircraft. Of this amount, $405.4 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of September 30, 2019, the Company had $1.3 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of September 30, 2019 and December 31, 2018, the Company had interest rate swap contracts with notional amounts aggregating $1.0 billion and $1.1 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $0.5 million and $3.2 million as of September 30, 2019 and December 31, 2018, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $37.6 million and $8.6 million as of September 30, 2019 and December 31, 2018, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $61.1 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $6.2 million and $2.7 million as of September 30, 2019 and December 31, 2018, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Effective January 1, 2019, the Company adopted ASU 2017-12, Derivatives and Hedging (Topic 815), which is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. As a result of the adoption, the Company reclassified $0.2 million of prior year losses into accumulated other comprehensive loss, net.

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The Company recognized $0.8 million and $1.5 million of interest expense, included in interest expense in the consolidated statements of income, under its interest rate swap contracts during the three and nine months ended September 30, 2019, respectively. The Company also recognized $0.4 million and $1.0 million of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the three and nine months ended September 30, 2019, respectively.

The Company recognized $1.4 million and $4.5 million of interest expense, included in interest expense in the consolidated statements of income, under its interest rate swap contracts during the three and nine months ended September 30, 2018, respectively.  The Company also recognized $0.3 million and $0.5 million of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the three and nine months ended September 30, 2018, respectively.

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of September 30, 2019, the Company had the following designated derivative instrument classified as derivative asset on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$61,067	$6,177	$5,405
Accrued rent				—	23	—
Total - designated derivative asset	1			$61,067	$6,200	$5,405

As of September 30, 2019, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	31	2/9/23-12/8/25	2.28%-3.13%	$826,565	$(33,425)	$(28,496)
Accrued interest				—	(662)	—
Total – designated derivative liabilities	31			$826,565	$(34,087)	$(28,496)

Dedesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At September 30, 2019, the Company had an accumulated other comprehensive loss, net of tax, of $0.2 million, which will be amortized over the remaining term of the interest rate swap contracts. During the nine months ended September 30, 2019, the Company amortized $0.5 million from accumulated other comprehensive loss, net of tax, into interest expense.

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As of September 30, 2019, the Company had the following dedesignated and undesignated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	2	2/15/22	0.99%-1.07%	$48,728	$436	$—
Accrued interest				—	20	—
Total – dedesignated derivative assets	2			$48,728	$456	$—

As of September 30, 2019, the Company had the following dedesignated and undesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	14	11/9/21-6/15/23	1.93%-3.03%	$102,955	$(3,502)	$(249)
Accrued interest				—	(29)	—
Total – dedesignated derivative liabilities	14			$102,955	$(3,531)	$(249)

During the nine months ended September 30, 2019, one interest rate swap contract matured and the Company terminated two other interest rate swap contracts.

In 2019, the Company reclassified $2.1 million and $2.3 million of accumulated comprehensive loss, net of tax to loss on derivative instruments during the three and nine months ended September 30, 2019, respectively.

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company’s effective tax rates were 12.0% and 10.1% for the three and nine months ended September 30, 2019, respectively, and 13.6% and 14.7% for the three and nine months ended September 30, 2018, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. In addition, during the three and  nine months ended September 30, 2019, the Company reduced the tax liability it expects to pay in connection with its unrepatriated Australian earnings by $1.0 million. During the nine months ended September 30, 2019, the Company also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. The Company intends to utilize this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of September 30, 2019 or December 31, 2018.

12. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. During the three months ended September 30, 2019, 555,569 SARs were exercised at a weighted average price of $12.84 per share. During the nine months ended September 30, 2019, 782,955 SARs were exercised at a weighted average price of $12.73 per share. At September 30, 2019, there were 14,025 SARs outstanding and exercisable at a weighted average exercise price of $12.95 per share.

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13. SHAREHOLDERS’ EQUITY

In November 2018, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, the Company’s board of directors approved a new $50.0 million share repurchase program to replace its then existing program, expiring in September 2020. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of September 30, 2019, there was $50.0 million remaining under the new authorization.

During the three months ended September 30, 2019, Fly repurchased 342,492 shares at an average price of $16.83 per share, or $5.8 million, before commissions and fees. During the nine months ended September 30, 2019, Fly repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees. During the three and nine months ended September 30, 2018, Fly did not repurchase any shares.

No dividends were declared or paid during the three and nine months ended September 30, 2019 or 2018.

During the three and nine months ended September 30, 2019, the Company issued 202,610 and 258,828 shares, respectively, in connection with SARs that were exercised.

14. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Numerator
Net income attributable to common shareholders	$51,704	$20,740	$150,719	$54,714
Denominator
Weighted average shares outstanding-Basic	30,873,297	30,302,193	31,846,836	28,764,793
Dilutive common equivalent shares:
SARs	114,097	79,055	107,368	53,671
Weighted average shares outstanding-Diluted	30,987,394	30,381,248	31,954,204	28,818,464
Earnings per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income	$1.67	$0.68	$4.73	$1.90
Basic earnings per share	$1.67	$0.68	$4.73	$1.90
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income	$1.67	$0.68	$4.72	$1.90
Diluted earnings per share	$1.67	$0.68	$4.72	$1.90

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 12). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

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15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer beginning in 2019 (“Portfolio B”). The first of these aircraft is expected to deliver in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer between 2019 and 2025 (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, the Company exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. The Company has options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025.

On July 2, 2019, the Company agreed to sell 12 aircraft to Horizon II (See Note 5). The Company also purchased $7.4 million, or 6%, of the equity certificates issued by Horizon II Limited in connection with the Horizon II Transaction, which are subject to a seven-year lock-up agreement. The investment initially will be accounted for at cost and changes in fair value will be recognized into income.

16. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM was also entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment. In connection with the redemption of the Securitization Notes in March 2019, these contracts were terminated.

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Fly Acquisition III Facility, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the three and nine months ended September 30, 2019, BBAM received servicing and administrative fees totaling $3.8 million and $11.8 million, respectively. For the three and nine months ended September 30, 2018, BBAM received servicing and administrative fees totaling $4.0 million and $11.3 million, respectively.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aviation asset purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aviation asset sold by the Company. During the three and nine months ended September 30, 2019, the Company incurred $0.8 million and $1.7 million of acquisition fees, payable to BBAM. During the three and nine months ended September 30, 2018, the Company incurred $12.3 million and $13.3 million of acquisition fees, respectively, payable to BBAM. During the three and nine months ended September 30, 2019, the Company incurred disposition fees of $4.3 million and $11.4 million, respectively, payable to BBAM. During the three and nine months ended September 30, 2018, the Company incurred disposition fees of $0.3 million and $2.0 million, respectively, payable to BBAM.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the three and nine months ended September 30, 2019, the Company incurred management fees of $2.4 million and $7.2 million, respectively. For the three and nine months ended September 30, 2018, the Company incurred management fees of $1.8 million and $5.5 million, respectively.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

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Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The Company did not record any impairment during the three and nine months ended September 30, 2019 or 2018.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of September 30, 2019		As of December 31, 2018
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$—	$—	$85,584	$80,770
Term Loan	390,965	391,473	407,768	396,554
2021 Notes	325,000	330,688	325,000	329,875
2024 Notes	300,000	310,140	300,000	279,390

The principal amount outstanding on the Company’s remaining debt instruments approximates fair value at September 30, 2019 and December 31, 2018.

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As of September 30, 2019 and December 31, 2018, the categorized assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2019:
Derivative assets	—	$6,656	—	$6,656
Derivative liabilities	—	37,618	—	37,618
Investment in equity certificates	—	13,064	—	13,064
December 31, 2018:
Derivative assets	—	$5,929	—	$5,929
Derivative liabilities	—	8,558	—	8,558
Investment in equity certificates	—	5,747	—	5,747

18. SUBSEQUENT EVENTS

Subsequent to September 30, 2019, the Company sold four aircraft.

On October 22, 2019, the Company repaid in full the outstanding principal balance under the Fly Acquisition III Facility.

On October 31, 2019, the Company agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of approximately $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). The Company expects to deliver these aircraft during the first quarter of 2020. The aircraft in Horizon III’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service the Company’s aircraft portfolio. The Company also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

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Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2018. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine months ended September 30, 2019, we had net income of $51.7 million and $150.7 million or diluted earnings per share of $1.67 and $4.72, respectively. Net cash flows provided by operating activities for the nine months ended September 30, 2019 totaled $190.3 million. Net cash flows provided by investing activities totaled $525.1 million and net cash flows used in financing activities totaled $474.8 million for the nine months ended September 30, 2019.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad (“AirAsia”) and its affiliated airlines as the aircraft deliver from the manufacturer beginning in 2019 (“Portfolio B”). The first of these aircraft is expected to deliver in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer between 2019 and 2025 (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. In August 2019, we exercised options with respect to eight Portfolio C aircraft to be delivered in 2020 and 2021. We have options remaining to purchase up to nine Portfolio C aircraft delivering between 2021 and 2025.

Sale of 12 Aircraft to Horizon I

On November 30, 2018, we agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon I”). As of June 30, 2019, all of these aircraft had been delivered to Horizon I. The aircraft in Horizon I’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio.

Sale of 12 Aircraft to Horizon II

On July 2, 2019, we agreed to sell 12 aircraft to Horizon Aircraft Finance II Limited and Horizon Aircraft Finance II LLC (together, “Horizon II”) for an aggregate base purchase price of approximately $359.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon II Transaction”). We delivered seven of these aircraft to Horizon II during the third quarter of 2019 and four additional aircraft subsequent to September 30, 2019. We expect to deliver the last aircraft during the fourth quarter of 2019. The aircraft in Horizon II’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $7.4 million, or 6%, of the equity certificates issued by Horizon II Limited in connection with the Horizon II Transaction, which are subject to a seven-year lock-up agreement.

Sale of Six Aircraft to Horizon III

On October 31, 2019, we agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, “Horizon III”) for an aggregate base purchase price of approximately $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft (the “Horizon III Transaction”). We expect to deliver these aircraft during the first quarter of 2020. The aircraft in Horizon III’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

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Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2019. Global passenger air traffic grew by 7.4% in 2018 and load factors were at record levels for the year. The upward trend in passenger volume is expected to continue in 2019 at a projected growth rate of 5%. Further, utilization remains strong and the parked fleet, excluding the Boeing 737 MAX family of aircraft, is steady at well under 4% for aircraft under 20 years old. Competition remains strong in the sale-leaseback market and aircraft values generally remain stable. Long term, we believe the overall positive trends in world air traffic and demand for commercial aircraft will continue to drive growth in the aircraft leasing market.

Despite the current overall favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. For instance, the grounding of the B737 MAX aircraft by the Federal Aviation Administration (the “FAA”) in the United States and by civil aviation authorities in other countries has impacted operations of certain airlines and is expected to continue through peak holiday travel season. The airlines affected by this grounding have had to adjust flight schedules or cancel flights, back fill aircraft with B737-800s or other aircraft types or keep older aircraft in service longer. Boeing has suspended deliveries of the B737 MAX aircraft until cleared by the FAA and other regulatory authorities. These operational changes and the uncertainty of when the B737 MAX aircraft will return to service and when Boeing will resume deliveries have impacted the profitability of certain airlines. Also, uncertainty about geopolitical events such as Brexit as well as ongoing U.S.-China trade tensions could impact airlines in the near term. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly airlines operating in highly competitive jurisdictions, smaller airlines and start-up carriers, may struggle financially or become insolvent. These lessees may be unable to make lease rental and other payments on a timely basis, and we may be required to repossess aircraft from insolvent lessees prior to the end of contractual lease terms. In addition, production of newer model aircraft by manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 (the “2018 Annual Report”).

Operating Results

As of September 30, 2019, we had 92 aircraft and seven engines in our portfolio. Of the 92 aircraft, 84 were held for operating lease, one was classified as an investment in finance lease, six were classified as held for sale and one aircraft was off-lease. As of September 30, 2018, we had 112 aircraft in our portfolio, 111 of which were held for operating lease and one was classified as an investment in finance lease.

As of September 30, 2019, we had two lessees, which leased a total of three aircraft, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) our evaluation of the lessees’ payment history. During the three and nine months ended September 30, 2019, we recognized $2.6 million and $9.0 million, respectively, of operating lease revenue from these lessees. As of September 30, 2018, there were no lessees on non-accrual status.

We classify flight equipment as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies certain other criteria. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser and cease to recognize depreciation as of the date the aircraft is classified as flight equipment held for sale.

During the three and nine months ended September 30, 2019, we sold seven aircraft and 19 aircraft classified as flight equipment held for sale, respectively.

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three and nine months ended September 30, 2019 and 2018.

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Consolidated Statements of Income for the three months ended September 30, 2019 and 2018

	Three months ended
	September 30, 2019	September 30, 2018
	(Dollars in thousands)
Revenues
Operating lease revenue	$94,706	$99,347
Finance lease revenue	153	167
Equity earnings from unconsolidated subsidiary	2,617	136
Gain on sale of aircraft	38,934	2,579
Interest and other income	2,624	2,337
Total revenues	139,034	104,566
Expenses
Depreciation	33,881	36,569
Interest expense	33,580	37,472
Selling, general and administrative	8,013	7,719
Loss (gain) on derivatives	2,537	(2,095)
Loss on extinguishment of debt	1,620	560
Maintenance and other costs	623	323
Total expenses	80,254	80,548
Net income before provision for income taxes	58,780	24,018
Provision for income taxes	7,076	3,278
Net income	$51,704	$20,740

	Three months ended
	September 30, 2019	September 30, 2018	Increase/ (Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$96,084	$98,863	$(2,779)
End of lease income	—	3,072	(3,072)
Amortization of lease incentives	(1,402)	(2,480)	1,078
Amortization of lease discounts and other	24	(108)	132
Total operating lease revenue	$94,706	$99,347	$(4,641)

For the three months ended September 30, 2019, operating lease revenue totaled $94.7 million, a decrease of $4.6 million compared to the three months ended September 30, 2018. The decrease was primarily due to (i) a $12.5 million decrease in lease revenue from aircraft sold in 2018 and 2019, (ii) a $3.5 million decrease in lease revenue due to lower lease rates from lease extensions and remarketings and (iii) a $3.1 million decrease in end of lease income. The decrease was partially offset by (i) an increase of $13.3 million in lease revenue from aircraft and engines purchased in 2018 and 2019 and (ii) a decrease of $1.1 million in lease incentive amortization.

Equity earnings from unconsolidated subsidiary were $2.6 million for the three months ended September 30, 2019, primarily due to our unconsolidated subsidiary recognizing a gain on sale of its last aircraft.

During the three months ended September 30, 2019, we sold eight aircraft and recognized an aggregate gain on sale of aircraft of $38.9 million. During the three months ended September 30, 2018, we sold one aircraft and recognized a gain on sale of aircraft of $2.6 million.

During the three months ended September 30, 2019, interest and other income totaled $2.6 million, primarily from (i) interest earned on deposits in bank, maintenance reserve and security deposit accounts and (ii) income recognized from equity certificates. During the three months ended September 30, 2018, interest and other income totaled $2.3 million, primarily from a gain of $2.0 million from the sale of a spare engine and miscellaneous engine parts during the third quarter of 2018.

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Depreciation expense during the three months ended September 30, 2019 was $33.9 million, compared to $36.6 million for the three months ended September 30, 2018, a decrease of $2.7 million. The decrease was primarily due to aircraft sold in 2018 and 2019, and stoppage of depreciation on aircraft classified as held for sale. This decrease was partially offset by depreciation on aircraft acquired in 2019 and 2018.

Interest expense totaled $33.6 million and $37.5 million for the three months ended September 30, 2019 and 2018, respectively. The decrease of $3.9 million was primarily due to (i) a reduction in interest due to debt repayments and (ii) the termination of the Fly Acquisition III Facility commitment fee. This decrease was partially offset by additional secured borrowings.

Selling, general and administrative expenses were $8.0 million and $7.7 million for the three months ended September 30, 2019 and 2018, respectively. The increase of $0.3 million was primarily due to increases of (i) $0.5 million in legal fees relating to fleet activity and (ii) $0.3 million in servicing and management fees paid to BBAM. The increase was partially offset by an increase of unrealized foreign exchange gain of $0.3 million.

During the three months ended September 30, 2019, we recognized a loss on derivatives of $2.5 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility. During the three months ended September 30, 2018, we recognized a gain on derivatives of $2.1 million, primarily due to (i) a gain of $1.7 million from swap terminations and (ii) a gain of $0.5 million associated with the mark-to-market of interest rate swaps that were not designated as accounting hedges. The interest rate swaps were used to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia transactions.

Debt extinguishment costs incurred during the three months ended September 30, 2019 and 2018 were $1.6 million and $0.6 million, respectively, due to debt repayments associated with aircraft sales. Of the $1.6 million incurred during the three months ended September 30, 2019, $1.5 million of these costs were non-cash write-offs.

Provision for income taxes was $7.1 million and $3.3 million for the three months ended September 30, 2019 and 2018, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 12.0% and 13.6% for the three months ended September 30, 2019 and 2018, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. Also, during the three months ended September 30, 2019, our expected Australian tax liability was reduced by $1.0 million.

Consolidated Statements of Income for the nine months ended September 30, 2019 and 2018

	Nine months ended
	September 30, 2019	September 30, 2018
	(Dollars in thousands)
Revenues
Operating lease revenue	$328,581	$285,747
Finance lease revenue	469	512
Equity earnings (loss) from unconsolidated subsidiary	2,727	(110)
Gain on sale of aircraft	82,632	5,524
Interest and other income	6,361	4,321
Total revenues	420,770	295,994
Expenses
Depreciation	108,769	104,197
Interest expense	107,198	104,039
Selling, general and administrative	26,173	22,698
Loss (gain) on derivatives	2,809	(2,615)
Loss on extinguishment of debt	5,330	1,458
Maintenance and other costs	2,846	2,037
Total expenses	253,125	231,814
Net income before provision for income taxes	167,645	64,180
Provision for income taxes	16,926	9,466
Net income	$150,719	$54,714

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	Nine months ended		Increase/
	September 30, 2019	September 30, 2018	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$302,520	$277,191	$25,329
End of lease income	30,387	16,069	14,318
Amortization of lease incentives	(4,353)	(7,124)	2,771
Amortization of lease discounts and other	27	(389)	416
Total operating lease revenue	$328,581	$285,747	$42,834

For the nine months ended September 30, 2019, operating lease revenue totaled $328.6 million, an increase of $42.8 million compared to the nine months ended September 30, 2018. The increase was primarily due to (i) an increase of $45.8 million in lease revenue from aircraft and engines purchased in 2019 and 2018, (ii) an increase of $14.3 million in end of lease income, (iii) a decrease of $2.8 million in lease incentive amortization, (iv) an increase of $1.4 million related to leases with floating rate rents and (v) an increase of $1.3 million from lessees on non-accrual status. The increase was partially offset by (i) $16.1 million in decreased lease revenue from aircraft sold in 2018 and 2019 and (ii) $7.1 million from lower lease rates on lease extensions and remarketings.

Equity earnings from unconsolidated subsidiary were $2.7 million for the nine months ended September 30, 2019, primarily due to our unconsolidated subsidiary recognizing a gain on sale of its last aircraft.

During the nine months ended September 30, 2019, we sold 25 aircraft and recognized an aggregate gain on sale of aircraft of $82.6 million. During the nine months ended September 30, 2018, we sold three aircraft and recognized an aggregate gain on sale of aircraft of $5.5 million.

During the nine months ended September 30, 2019 and 2018, interest and other income totaled $6.4 million and $4.3 million, respectively. The increase was primarily due to (i) higher interest earned on bank deposits, maintenance reserve and security deposit accounts and (ii) income recognized from equity certificates. The increase was partially offset by a gain of $2.0 million from the sale of a spare engine and miscellaneous engine parts during the third quarter of 2018.

Depreciation expense during the nine months ended September 30, 2019 was $108.8 million, compared to $104.2 million for the nine months ended September 30, 2018, an increase of $4.6 million. The increase was primarily due to depreciation on aircraft acquired in 2019 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2018 and 2019, and stoppage of depreciation on aircraft classified as held for sale.

Interest expense totaled $107.2 million and $104.0 million for the nine months ended September 30, 2019 and 2018, respectively. The increase of $3.2 million was primarily due to additional secured borrowings to finance acquisitions. This increase was partially offset by (i) a reduction in interest due to debt repayments and (ii) the termination of the Fly Acquisition III Facility commitment fee.

Selling, general and administrative expenses were $26.2 million and $22.7 million for the nine months ended September 30, 2019 and 2018, respectively. The increase of $3.5 million was primarily due to (i) an increase of $2.2 million in servicing and management fees paid to BBAM due to fleet growth and (ii) an increase of $1.3 million in legal fees relating to fleet activity.

During the nine months ended September 30, 2019, we recognized a loss on derivatives of $2.8 million, primarily due to interest rate swap contracts that no longer qualify for hedge accounting treatment due to debt repayments associated with aircraft sales and the early repayment of the Fly Acquisition III Facility. During the nine months ended September 30, 2018, we recognized a gain on derivatives of $2.6 million, primarily due to (i) a gain of $1.7 million from swap terminations and (ii) a gain of $0.9 million associated with interest rate swaps that were undesignated.

During the nine months ended September 30, 2019, we incurred debt extinguishment costs totaling $5.3 million, of which $5.1 million were non-cash write-offs, due to (i) debt repayments associated with aircraft sales and (ii) the redemption of the Securitization Notes. During the nine months ended September 30, 2018, we incurred debt extinguishment costs totaling $1.5 million due to debt repayments associated with aircraft sales, and the repayment of the CBA Facility and one other aircraft secured borrowing.

Provision for income taxes was $16.9 million and $9.5 million for the nine months ended September 30, 2019 and 2018, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 10.1% and 14.7% for the nine months ended September 30, 2019 and 2018, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. In addition, our expected Australian tax liability was reduced by $1.0 million during the nine months ended September 30, 2019. We also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold in the same period. We intend to utilize this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

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Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of disciplined fleet growth. In 2018, we spent approximately $1.1 billion to acquire 34 aircraft and seven engines. During the nine months ended September 30, 2019, we spent $114.6 million to acquire flight equipment.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2018, we sold six aircraft. During the nine months ended September 30, 2019, we sold 25 aircraft.

On July 2, 2019, we agreed to sell 12 aircraft to Horizon II for an aggregate base purchase price of approximately $359.6 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. We delivered seven of these aircraft to Horizon II during the third quarter of 2019 and four additional aircraft subsequent to September 30, 2019. We expect to deliver the last aircraft during the fourth quarter of 2019. We also purchased $7.4 million, or 6%, of the equity certificates issued by Horizon II Limited in connection with the Horizon II Transaction, which are subject to a seven-year lock-up agreement.

On October 31, 2019, we agreed to sell six aircraft to Horizon III for an aggregate base purchase price of approximately $150.5 million, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. We expect to deliver these aircraft during the first quarter of 2020. We also purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Horizon III Transaction, which are subject to a seven-year lock-up agreement.

We finance our business with unrestricted cash, cash generated from flight equipment leases, aircraft sales and debt financings. At September 30, 2019, we had $432.7 million of unrestricted cash. We also had 11 unencumbered aircraft with an aggregate book value of $317.6 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

On October 22, 2019, we repaid in full the outstanding principal balance under the Fly Acquisition III Facility.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our 2018 Annual Report.

Cash Flows for the nine months ended September 30, 2019 and 2018

We generated cash from operations of $190.3 million and $169.3 million for the nine months ended September 30, 2019 and 2018, respectively, an increase of $21.0 million.

Cash provided by investing activities was $525.1 million for the nine months ended September 30, 2019. Cash used in investing activities was $808.7 million for the nine months ended September 30, 2018. During the nine months ended September 30, 2019, we used $114.8 million of cash to purchase flight equipment and $7.4 million to purchase equity certificates. During the nine months ended September 30, 2018, we used $617.4 million of cash to purchase flight equipment and paid a deposit of $299.9 million on aircraft purchases. During the nine months ended September 30, 2019, we sold 25 aircraft for net cash proceeds of $651.5 million. During the nine months ended September 30, 2018, we sold three aircraft for net cash proceeds of $113.8 million.

Cash used in financing activities for the nine months ended September 30, 2019 totaled $474.8 million. Cash provided by financing activities for the nine months ended September 30, 2018 totaled $450.7 million. During the nine months ended September 30, 2019, we (i) made repayments on our secured borrowings totaling $474.7 million and (ii) used $32.8 million to repurchase 2,010,437 shares. These payments were partially offset by net maintenance reserve receipts of $33.7 million. During the nine months ended September 30, 2018, we received (i) net proceeds from secured borrowings of $705.2 million, (ii) net maintenance reserves of $50.7 million, (iii) net proceeds of $19.4 million from shares issued and (iv) net security deposits from our lessees of $4.7 million. These receipts were partially offset by (i) repayments on our secured borrowings totaling $328.6 million primarily in connection with aircraft sales and early repayment of debt and (ii) debt issuance costs of $2.2 million.

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Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. During the nine months ended September 30, 2019, we received $48.6 million of maintenance payments from lessees and made maintenance payment disbursements of $15.0 million.

Share Repurchases

In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, our board of directors approved a new $50.0 million share repurchase program to replace our then existing program, expiring in September 2020. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. As of September 30, 2019, there was $50.0 million remaining under the new authorization.

During the three months ended September 30, 2019, Fly repurchased 342,492 shares at an average price of $16.83 per share, or $5.8 million, before commissions and fees. During the nine months ended September 30, 2019, Fly repurchased 2,010,437 shares at an average price of $16.29 per share, or $32.8 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of September 30, 2019, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2018 Annual Report.

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Secured Borrowings

As of September 30, 2019, we had $1.9 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2018 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed in full its outstanding aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount of $63.8 million. The redemption price and accrued interest on the Securitization Notes were paid in full satisfaction thereof. In connection with the redemption, we expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of September 30, 2019, we had $98.3 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by our equity interests in the aircraft owning subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85%. The Nord LB Facility matures on January 14, 2020, and we are in discussions with the lender to extend the maturity date. As of September 30, 2019 and December 31, 2018, the blended weighted average interest rate for the facility was 3.88% and 4.29%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of September 30, 2019, we had $391.0 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 31 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%. The weighted average interest rate on all outstanding amounts was 4.51% and 5.17% as of September 30, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires us to maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

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Magellan Acquisition Limited Facility

As of September 30, 2019, we had $285.3 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by eight aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.14% and 4.18% as of September 30, 2019 and December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

As of September 30, 2019, we had $100.2 million principal amount outstanding under our credit facility (the “Fly Acquisition III Facility”), which was secured by five aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. We paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitments from February 26, 2016 until February 26, 2019. The facility had a maturity date of February 26, 2022 and all payments were guaranteed by Fly. On October 22, 2019, we repaid in full the outstanding principal balance under the Fly Acquisition III Facility.

The interest rate under the facility was based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019 and (ii) 2.50%, from February 27, 2019 through the repayment date of the facility. The weighted average interest rate on all outstanding amounts was 4.45% and 4.10% as of September 30, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs.

Fly Aladdin Acquisition Facility

As of September 30, 2019, we had an aggregate of $307.9 million principal amount outstanding of Series B loans under our term loan facility (the “Fly Aladdin Acquisition Facility”), which were secured by 17 aircraft. Series B loans have a final maturity date of June 15, 2023. During the nine months ended September 30, 2019, we repaid Series A loans in full and a portion of Series B loans and expensed approximately $2.0 million of debt extinguishment costs.

The interest rate on Series A loans was based on three-month LIBOR, plus an applicable margin of 1.50% per annum. The interest rate on Series B loans is based on three-month LIBOR, plus an applicable margin of 1.80% per annum. The weighted average interest rate on all outstanding amounts was 4.78% and 4.59% as of September 30, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on the loans in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The facility contains operating covenants, including covenants that the borrowers maintain a specified debt service coverage ratio, and an initial loan-to-value ratio equal to 72.5% based on the average of the half-life adjusted current market value of all financed aircraft as determined by three independent appraisers. A violation of any of these covenants could result in an event of default under the facility. Upon the occurrence of certain events, including a breach of the debt service coverage ratio continuing for two consecutive payment dates, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received into pledged accounts. Also, upon the occurrence of a breach of the loan-to-value ratio and certain other events, all cash collected will be applied to repay the outstanding principal balance of Series B loans until such breach is cured.

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Fly Aladdin Engine Funding Facility

As of September 30, 2019, we had $42.7 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of each of September 30, 2019 and December 31, 2018, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of September 30, 2019, we had $716.0 million principal amount outstanding of other aircraft secured borrowings, which were secured by 15 aircraft. Of this amount, $405.4 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.28% and 4.44% as of September 30, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

Capital Expenditures

During the nine months ended September 30, 2019, we purchased flight equipment for $114.8 million.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of September 30, 2019, the weighted average age of our portfolio (excluding aircraft held for sale) was 7.6 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of September 30, 2019, we had 92 lease agreements (excluding lease agreements associated with aircraft classified as held for sale), 86 of which require the payment of a fixed rent amount during the lease term, and the remaining 6 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

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Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $17.6 million, and would have increased or decreased our revenues by $4.4 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income. As of September 30, 2019, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $36.9 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $29.3 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $30.9 million. As of September 30, 2019, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $0.4 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $1.0 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $1.0 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of September 30, 2019, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $6.2 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $5.2 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of September 30, 2019, we had one aircraft secured borrowing denominated in Euros. During the nine months ended September 30, 2019, we recorded an unrealized foreign currency exchange gain of $0.8 million associated with this borrowing, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at September 30, 2019 would have resulted in a $1.6 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

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PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchase Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs(1)
July 1-31, 2019	84,016	$16.99	84,016	$21.5 million
August 1-31, 2019	258,476	$16.78	258,476	$50.0 million
September 1-30, 2019	—	$—	—	$50.0 million

(1)
In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. In August 2019, our board of directors approved a new $50.0 million share repurchase program to replace our then existing program, expiring in September 2020. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Exhibit	Title

4.1	Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein.

101
The following materials from the Company’s interim report on Form 6-K for the three and nine months ended September 30, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018, (ii) Consolidated Statements of Income for the three and nine months ended September 30, 2019, and 2018, (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2019 and 2018, (iv) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2019, (v) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2018, (vi) Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018, and (vii) Notes to Consolidated Financial Statements for the nine months ended September 30, 2019.